Sears Hometown and Hardware Stores, Inc.

3333 Beverly Road

Hoffman Estates, IL 60179

September 4, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mara L. Ransom, Assistant Director

Re:	Sears Hometown and Outlet Stores, Inc.

Registration Statement on Form S-1 (File No. 333-181051)

Form 8-A (File No. 001-35641)

Acceleration Request

Requested	Date: September 6, 2012
Requested	Time: 4:00 P.M., EDT

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Sears Hometown and Outlet Stores, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-181051) (the “Registration Statement”) be accelerated and declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). In connection with the Registration Statement Acceleration Request, the Company hereby requests that the above referenced Form 8-A (File No. 001-35641) also be accelerated and declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling Steven J. Slutzky at (212) 909-6036 or Morgan J. Hayes at (212) 909-6983.

In connection with the Registration Statement Acceleration Request, the Company hereby acknowledges that:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sears Hometown and Outlet Store, Inc.

By:	/s/ Charles J. Hansen
Name:	Charles J. Hansen
Title:	Vice President, General Counsel and Secretary

cc:	Steven J. Slutzky, Debevoise & Plimpton LLP
Morgan J. Hayes, Debevoise & Plimpton LLP

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